UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 1-8803

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Material Sciences Corporation

Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Material Sciences Corporation

2200 East Pratt Boulevard

Elk Grove Village, Illinois 60007

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Pension Committee

Material Sciences Corporation

Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Material Sciences Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Blackman Kallick, LLP

Chicago, Illinois

June 29, 2009

Material Sciences Corporation

Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
Assets
Participant-directed investments, at Fair Value (Schedule H)	$40,850,745	$60,170,787

Receivables
Participant contributions	—	28,473
Company contributions	483,201	679,945

Total receivables	483,201	708,418

NET ASSETS AVAILABLE FOR BENEFITS (at Fair Value)	41,333,946	60,879,205

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	914,924	(222,441)

NET ASSETS AVAILABLE FOR BENEFITS (at Contract Value)	$42,248,870	$60,656,764

The accompanying notes are an integral part of these statements.

Material Sciences Corporation

Savings and Investment Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2008 and 2007

	2008	2007
Investment (Loss) Income
Net depreciation in fair value of investments (Note C)	$(17,687,488)	$(1,887,496)
Dividends and interest	2,107,883	4,662,210

Total Investment (Loss) Income	(15,579,605)	2,774,714

Contributions
Participant	2,000,543	2,247,524
Company	1,148,164	1,268,805
Rollovers	11	351,795

Total contributions	3,148,718	3,868,124

Assets transferred in	—	17,030,937

Deductions
Benefits paid to participants	5,966,107	8,158,408
Administrative expenses	10,900	9,707

Total deductions	5,977,007	8,168,115

NET (DECREASE) INCREASE	(18,407,894)	15,505,660

Net assets available for benefits
Beginning of year	60,656,764	45,151,104

End of year	$42,248,870	$60,656,764

The accompanying notes are an integral part of these statements.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A—DESCRIPTION OF THE PLAN

The following description of the Material Sciences Corporation Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan was established on January 1, 1976, as a defined contribution savings and investment plan. Employees of Material Sciences Corporation (“MSC”) and its subsidiaries (collectively, the “Company”) are eligible to participate in the Plan. An employee is eligible to participate in the Plan starting 60 days after his or her date of hire. Employees hired after January 1, 2007 are eligible for auto enrollment. A contribution of 3% of gross wages will automatically be made, unless otherwise directed by the employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

The Pension Committee, consisting of current employees of the Company, administers the Plan. Mercer HR Services (the “Trustee”) is the trustee and performs record-keeping tasks for the Plan.

Contributions

Each year, participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The combined pre-tax and after-tax contributions, up to 6% of the participant’s compensation, are designated as “Basic Contributions.” Any contribution in excess of the 6% of the participant’s compensation is designated as “Supplemental Contributions.” The combined pre-tax contributions, after-tax contributions and catch-up contributions cannot exceed 85% of the participant’s compensation.

The Company makes matching contributions to the Plan and these contributions are allocated to participant accounts. The amount of the matching contribution is determined by the Company.

• MSC Nonunion Employees	50% of the first 6% of base compensation
• MSC Bargaining Unit (Elk Grove Village)	60% of the first 6% of base compensation
• MSC Bargaining Unit (Morrisville)*	60% of the first 6% of base compensation
• MSC Bargaining Unit (Walbridge)	50% of the first 6% of base compensation

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

NOTE A—DESCRIPTION OF THE PLAN—Continued

Contributions – Continued

* Effective August 3, 2007, the Company’s matching contribution for the MSC Bargaining Unit (Morrisville) was increased from 35% to 60% of the first 6% of base compensation.

All employees will receive an additional minimum retirement contribution as defined in the Plan Document:

• MSC Nonunion Employees	1.75% to 1.92% of base compensation
• MSC Bargaining Unit Employees (Elk Grove Village)	2.16% to 2.33% of base compensation
• MSC Bargaining Unit Employees (Morrisville)	1.75% of base compensation
• MSC Bargaining Unit Employees (Walbridge)	1.75% to 1.92% of base compensation

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the years ended December 31, 2008 and 2007.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contributions and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

NOTE A—DESCRIPTION OF THE PLAN—Continued

Investment Options

Participants may direct the investment of their total account balances into various mutual funds, common collective trust (CCT) funds and a Company stock fund, all of which are currently available as investment options in the Plan.

The Plan’s interest in the Putnam Stable Value Fund as of December 31, 2008 and 2007 is a CCT. The Plan owns shares in this CCT, which, in turn, holds shares in the underlying securities. The Putnam Stable Value Fund holds investments in guaranteed investment contracts. These investment contracts provide for benefit-responsive withdrawals at contract value. These investment contracts are valued at contract value as estimated by the Trustee (that being contract value representing investing principal plus accrued interest thereon). As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Stable Value Fund is a CCT that is fully benefit-responsive. The S&P 500 Fund is also a CCT but is not fully benefit-responsive.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service. A participant is vested in employer matching contributions and the annual retirement contribution based on the following schedule:

Years of Service	Vested Percentage
Less than 1 year:	0%
1 year but less than 2 years:	20%
2 years but less than 3 years:	40%
3 years but less than 4 years:	60%
4 years but less than 5 years:	80%
5 years or more:	100%

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

NOTE A—DESCRIPTION OF THE PLAN—Continued

Forfeited Accounts

Upon termination of employment, any amounts not vested are forfeited and applied toward future Company matching contributions or administrative expenses. As of December 31, 2008 and 2007, forfeited accounts totaled $145,419 and $95,647 respectively. During the Plan year ended December 31, 2008 and 2007, administrative expenses were reduced by $3,738 and $1,585 respectively, from nonvested forfeiture accounts. In 2009, $35,684 of forfeitures in the Plan were applied towards the Company’s matching contribution.

Payment of Benefits

Upon retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or periodic installment payments prompted by Required Minimum Distributions (RMD) regulatory requirements.

Loans and Distributions to Participants

Participants may borrow as much as 50% of their vested account balances or $50,000, whichever is less. The minimum loan amount is $1,000. Most loans must be repaid within five years. The loan period is extended to 15 years if the loan proceeds were used to purchase a primary residence. Loans are secured by the balance in the participant’s account. The interest rate is prime plus 1%.

Participants may request a distribution of their after-tax funds, including their vested Company match. In addition, hardship distributions are permitted if certain criteria are met. Such withdrawals, however, are subject to a 10% excise tax if the participant is less than 59-1/2 years of age and the withdrawal does not qualify for exemption under IRC regulations.

The Plan was amended effective December 1, 2008 to allow transfers of outstanding plan loans to other 401(k) plans of companies who hire terminated Plan participants with pending loans immediately pursuant to the date of sale of a Related Entity to said companies. The Plan will initiate the transfer of said Plan loan in accordance with terms and procedures acceptable by the Company and the other party to the agreement.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with standards of the Public Accounting Oversight Board (United States) and with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and related disclosures. Actual results could differ from those estimates and related disclosures.

Investment Valuation and Income Recognition

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157) on a prospective basis for its investments. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever accounting principles generally accepted in the United States of America require or permit assets or liabilities to be measured at fair value but does not require any new fair value measurements.

All Plan investments are carried at fair value in accordance with the provisions of SFAS 157. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized depreciation is recorded in the accompanying statements of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

The Company pays all administrative expenses of the Plan except for certain investment management charges, distributions and loan processing fees.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2008 and 2007.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

NOTE C—FAIR VALUE MEASUREMENTS

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or, in the absence of a principal market, the most advantageous market accessible to the reporting entity at the measurement date. Under SFAS 157, the principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity. The most advantageous market, which may be a hypothetical market, is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability, considering transaction costs in the respective market.

SFAS 157 describes three approaches to measuring fair value: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

The Plan’s investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values.

•    Level 1—Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•    Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices for similar assets or liabilities in active markets as well as quoted prices for identical or similar assets or liabilities inactive markets.

•    Level 3—Unobservable inputs that cannot be corroborated by market data. These inputs reflect management’s best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

NOTE C—FAIR VALUE MEASUREMENTS—Continued

The following table summarizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$23,109,041	—	—	$23,109,041
Common Collective Trusts	—	15,537,248	—	15,537,248
MSC Common Stock Fund	391,248	—	—	391,248
Participant Loans Receivable	—	—	1,813,208	1,813,208

	$23,500,289	$15,537,248	$1,813,208	$40,850,745

The following table summarizes the changes in Level 3 investments measured at fair value as of December 31, 2008:

Participant Loans
Balance at December 31, 2007	$1,812,391
Interest Income	132,143
Issuances and settlements, net	(131,326)

Balance at December 31, 2008	$1,813,208

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: Valued at quoted market prices, which represent the net asset value of the securities held in such funds.

Common Collective Trusts: CCT’s are valued at the net asset value (NAV) per unit as determined by the manager or administrator or trust. Such NAV is based on the value of the underlying assets and liabilities of the account.

Common Stock: Invests in Material Sciences Corporation common stock and is valued at its quoted closing market price.

Participant Loans Receivable: Stated at the outstanding principal balance plus accrued interest, which approximates fair value.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

NOTE D—INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2008	2007
George Putnam of Boston Fund	$—	$5,120,952
Putnam Investments S&P 500 Index Fund	2,008,747	3,212,492
Putnam Investments Asset Allocation – Balance Portfolio	5,796,619	11,414,603
Putnam Investments Stable Value Fund, at Fair Value	13,528,501	10,958,006
American Growth Stock Fund	2,168,710	4,112,442
William Blair International Growth Fund	2,031,910	5,160,909
Neuberger & Berman Genesis Trust Fund	2,187,862	3,649,273
Dodge & Cox Stock Fund	4,070,297	8,150,560

During the years ended 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008	2007
Mutual Funds	$(17,002,114)	$(1,592,187)
MSC Common Stock Fund	(685,374)	(295,309)

Net Depreciation of Assets	$(17,687,488)	$(1,887,496)

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements. In 2008, this amount represented a 30% loss of value in the fund. During the same period, Dow Jones decreased 34%, S&P 500 decreased 39% and NASDAQ decreased 41%.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

NOTE E—TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan is designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in all material aspects with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt as of the financial statement dates.

All appropriate request forms and applications for a new IRS determination letter were signed and submitted by the Company on February 2, 2009. Receipt of the current determination letter is pending as of the time of this filing.

NOTE F—RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Mercer HR Services, the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2008 and 2007 the Plan held 257,400 and 117,142 shares, respectively, of the common stock of MSC, the Plan’s sponsor. During the years ended December 31, 2008 and 2007, the Plan recorded no dividend income related to such stock.

NOTE G—PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions set forth in ERISA. In the event of termination, the Plan provides that the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in the order and amounts provided for in the Plan document, and that all participants shall become fully vested in their Company contribution accounts at that time.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

NOTE H—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 and 2007, to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$42,248,870	$60,656,764
Less: Contribution receivable at end of year	(483,201)	(708,418)
Less: Loans deemed distributable	(200,519)	(129,301)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(914,924)	—

Net assets available for benefits per the Form 5500	$40,650,226	$59,819,045

The following is a reconciliation of the net decrease per the financial statements for the year ended December 31, 2008, to the Form 5500:

2008
Net decrease per the financial statements	$(18,407,894)
Less: Change in contribution receivable at end of year	225,217
Less: Change in loans deemed distributable	(71,218)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(914,924)

Net decrease per the Form 5500	$(19,168,819)

NOTE I – SUBSEQUENT EVENT

In February, 2009 the Company voted by a majority of the members of the Pension committee to amend the Plan to temporarily suspend making matching contributions and retirement contributions to the Plan for certain participants in the Plan whose employment is not governed by the terms of a collective bargaining agreement. This amendment became effective on March 1, 2009 and does not impact the current filing.

NOTE J – RECLASSIFICATIONS

For comparability, the 2007 financial statements reflect reclassifications where appropriate to conform to the financial statement presentation used in 2008.

Material Sciences Corporation

Savings and Investment Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost***	(e) Current value
		Mutual funds
*	Putnam Investments	Putnam Asset Allocation – Balanced Portfolio		$5,796,619
	William Blair	International Growth Fund		2,031,910
	Neuberger & Berman	Genesis Trust Fund		2,187,862
	Dodge & Cox	Stock Fund		4,070,297
	American	Growth Stock Fund		2,168,710
	Perimeter	Small Cap Growth Fund		602,211
	Thornburg	International Value Fund		1,039,041
	Vanguard	Total Bond Fund		1,959,308
	Vanguard	Target Retirement Income Fund		5,217
	Vanguard	Target Retirement Fund 2005		64,801
	Vanguard	Target Retirement Fund 2010		599,105
	Vanguard	Target Retirement Fund 2015		1,005,692
	Vanguard	Target Retirement Fund 2020		835,485
	Vanguard	Target Retirement Fund 2025		342,540
	Vanguard	Target Retirement Fund 2030		267,470
	Vanguard	Target Retirement Fund 2035		60,309
	Vanguard	Target Retirement Fund 2040		64,809
	Vanguard	Target Retirement Fund 2045		5,185
	Vanguard	Target Retirement Fund 2050		2,470
		Common stock
**	Material Sciences Corporation	Material Sciences Corporation		391,248
		Common collective trusts
*	Putnam Investments	Stable Value Fund, at Fair Value		13,528,501
		S&P 500 Index Fund		2,008,747
		Participant loans
**	Loans to participants (including deemed loans)	Interest rates ranging from 5.0 % to 9.5%, maturing from 2009 to 2022		1,813,208

	Investments at Fair Value			$40,850,745

*	Putnam and Mercer HR Services are related companies.
**	Represents a party-in-interest.
***	Cost information is omitted as the Plan is fully participant directed

See report of independent registered public accounting firm regarding supplemental information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 29th day of June 2009.

MATERIAL SCIENCES CORPORATION SAVINGS AND INVESTMENT PLAN
By:	Material Sciences Corporation, Plan Administrator
	By:	/s/ James M. Froisland
James M. Froisland Senior Vice President, Chief Financial Officer, Chief Information Officer and Corporate Secretary

	By:	/s/ John M. Klepper
John M. Klepper Vice President, Human Resources

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firms